Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

1.	Introduction

The Board of Directors (each member of the Board of Directors, a “Director”) of Gelteq Limited has adopted this code of business conduct and ethics (the “Code”), which is applicable to all directors, officers and employees of Gelteq Limited and its subsidiaries (the “Company”), and where relevant to consultants, secondees and contractors of the Company. The Company expects all directors, officers and employees to be familiar with the Company’s Code and have a personal commitment to meeting these standards. These standards go beyond mere compliance with laws and regulations. They embrace the values which are essential to the Company’s continued success and involve acting with honesty, integrity and in a manner that is consistent with the reasonable expectations of investors and the broader community.

The Code requires you to:

●	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	promote the full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”), as well as in other public communications made by or on behalf of the Company;

●	promote compliance with applicable governmental laws, rules and regulations;

●	deter wrongdoing; and

●	require prompt internal reporting of breaches of, and accountability for adherence to, this Code.

2.	Honest, Ethical and Fair Conduct

Each person owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest, fair and candid in all business transactions and in all dealings with others including customers, suppliers, shareholders, employees, joint venture partners, creditors, financiers, the financial markets, governments and the general public. Deceit, dishonesty and subordinating one’s principles are inconsistent with integrity. Service to the Company never should be subordinated to personal gain and advantage.

Each person must:

●	act with integrity, including being honest and candid while still maintaining the confidentiality of the Company’s information where required or in the Company’s interests.

●	observe all applicable governmental laws, rules and regulations.

●	comply with the requirements of applicable accounting and auditing standards, as well as Company policies, in order to maintain a high standard of accuracy and completeness in the Company’s financial records and other business-related information and data.

●	adhere to a high standard of business ethics and not seek a competitive advantage through unlawful or unethical business practices.

●	deal fairly with the Company’s customers, suppliers, business partners, competitors and employees.

●	refrain from taking advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

●	protect the assets of the Company, including intellectual property rights to ensure their proper use.

●	refrain from taking for themselves personally opportunities that are discovered through the use of corporate assets or by using corporate assets, information or position for general personal gain outside the scope of employment with the Company.

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must only enter into “related-party transactions” under guidelines or resolutions approved by the Board of Directors (or the appropriate committee of the Board). For purposes of this Code, “related-party transactions” are defined as transactions in which:

(1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year;

(2) the Company or any of its subsidiaries is a participant, and

(3) any:

(a)	executive officer, director or nominee for election as a director,

(b)	any transaction which provides a financial benefit to a related party (such as a director, their spouse and certain other relatives);

(c)	greater than 5% beneficial owner of the Company’s ordinary shares, or

(d)	immediate family member, of the persons referred to in clauses (a), (b) and (c), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity).

The Corporations Act prohibits the Company from giving a related party a financial benefit unless either

(a)	the Company obtains shareholder approval (in compliance with the Corporations Act requirements) and gives the benefit within 15 months after approval, or

(b)	giving the financial benefit falls within a specific exception under s210-216 of the Corporations Act

A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position. Anything that would be a conflict for a person subject to this Code also will be a conflict if it is related to a member of his or her family or a close relative. Examples of conflict of interest situations include, but are not limited to, the following:

Any Director who has a material personal interest in a matter that relates to the Company’s affairs or holds any office or possess any property in circumstances where the holding or possession might, either directly or indirectly, create conflicting duties or interests with those duties or interests that the Director has in his or her capacity as a Director, must declare the fact of holding that office or possessing that property, and the nature and extent of any conflict under section 22 of the Constitution or as referred to in the Corporations Act.

●	any significant ownership interest in any supplier, customer or business partner;

●	any consulting or employment relationship with any customer, supplier, business partner or competitor;

●	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

●	the receipt of any money, non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings];

●	being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any close relative;

●	selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable officers or directors are permitted to so purchase or sell; and

●	any other circumstance, event, relationship or situation in which the personal interest of a person subject to this Code interferes – or even appears to interfere – with the interests of the Company as a whole.

Directors of companies also have a number of statutory duties to meet in accordance with s180–184 Corporations Act 2001 (Cth) as well as other common law duties.

Every director, officer and employee must fully and promptly disclose to the Company any private or other business interests or other matters which may lead to potential or actual conflicts of interest. Where in doubt, directors should contact the Company Secretary, or the appropriate manager in the case of any other employee.

3.	Disclosure

The Company is committed to delivering shareholder value within an appropriate framework which safeguards the rights and interests of the Company’s shareholders and the financial community generally having due regard to employees and creditors. The Company strives to ensure that the contents of and the disclosures in the reports and documents that the Company files with the SEC and other public communications shall be full, fair, accurate, timely and understandable in accordance with applicable disclosure standards, including standards of materiality, where appropriate. Each person must:

●	not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators, self-regulating organizations and other governmental officials, as appropriate; and

●	in relation to his or her area of responsibility, properly review and critically analyze proposed disclosure for accuracy and completeness.

In addition to the foregoing, the Chief Executive Officer and Chief Financial Officer of the Company and each subsidiary or variable interest entity of the Company (or persons performing similar functions), and each other person that typically is involved in the financial reporting of the Company must familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

Each person must promptly bring to the attention of the Chairperson of the Audit and Risk Committee of the Company’s Board of Directors any information he or she may have concerning (a) significant deficiencies in the design or operation of internal and/or disclosure controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.	Compliance

The Company actively supports the principle of equal employment opportunity regardless of race, religion, national origin, sex, age, physical disability, marital status or sexual orientation and expects its senior management and employees to practice and support this principle.

The Company’s policy is to avoid discriminatory practices of any kind and to make employment and career decisions strictly on the basis of individual ability, performance, experience and Company requirements.

The Company believes that every individual has the right to dignity and respect in the workplace. Therefore, the Company regards any personal, physical or sexual harassment as totally unacceptable.

It is the Company’s obligation and policy to comply with all applicable governmental laws, rules and regulations in Australia and with the foreign laws which may apply to any activities or operations outside Australia. It is the personal responsibility of each person to adhere to the standards and restrictions imposed by those laws, rules and regulations, including those relating to accounting and auditing matters. You are encouraged to contact the Company Secretary if you are unclear about laws or regulations relating to your work. There can be no justification for knowingly breaking the law or for choosing to be uninformed about the law

5.	Reporting and Accountability

The Audit and Risk Committee of the Company is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any person who becomes aware of any existing or potential breach of this Code is required to notify the Chairperson of the Audit and Risk Committee promptly. Failure to do so is itself a breach of this Code.

Specifically, each person must:

●	notify the Chairperson promptly of any existing or potential violation of this Code; and

●	not retaliate against any other person for reports of potential violations that are made in good faith.

The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:

●	The Audit and Risk Committee will take all appropriate action to investigate any breaches reported to it.

●	If the Audit and Risk Committee determines (by majority decision) that a breach has occurred, it will inform the Board of Directors.

●	Upon being notified that a breach has occurred, the Board (by majority decision) will take or authorize such disciplinary or preventive action as it deems appropriate, after consultation with the Audit and Risk Committee and/or General Counsel, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of the SEC or other appropriate law enforcement authorities.

No person following the above procedure shall, as a result of following such procedure, be subject by the Company or any officer or employee thereof to discharge, demotion suspension, threat, harassment or, in any manner, discrimination against such person in terms and conditions of employment.

6.	Waivers and Amendments

Any waiver (as defined below) or an implicit waiver (as defined below) from a provision of this Code for the principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions or any amendment (as defined below) to this Code is required to be disclosed in the Company’s Annual Report on Form 20-F or in a Current Report on Form 6-K filed with the SEC. A “waiver” means the approval by the Company’s Board of Directors of a material departure from a provision of the Code. An “implicit waiver” means the Company’s failure to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to an executive officer of the Company. An “amendment” means any amendment to this Code other than minor technical, administrative or other non-substantive amendments hereto.

All persons should note that it is not the Company’s intention to grant or to permit waivers from the requirements of this Code. The Company expects full compliance with this Code.

7.	Other Policies and Procedures

Any other policy or procedure set out by the Company in writing or made generally known to employees, officers or directors of the Company prior to the date hereof or hereafter are separate requirements and remain in full force and effect.

8.	Adoption of Code and Board Review

The Board will review this Code at least every two years to ensure effective operation and assess whether any changes are necessary. The Company Secretary will communicate any amendments to employees as appropriate.

9.	Inquiries

All inquiries and questions in relation to this Code or its applicability to particular people or situations should be addressed to the Company’s Secretary or Legal Counsel.

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